February 5, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jennifer Lopez-Molina

Re:	Etsy, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 23, 2014
CIK No. 0001370637

Dear Ms. Molina:

On behalf of Etsy, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 6, 2015 relating to Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted December 23, 2014 (“Draft Registration Statement No. 2”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Company’s Confidential Draft Registration Statement (“Draft Registration Statement No. 3”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Draft Registration Statement No. 3 (against Draft Registration Statement No. 2 originally submitted on December 23, 2014).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Draft Registration Statement No. 3.

U.S. Securities and Exchange Commission

February 5, 2015

Business, page 92

1.	We note your response to comment 6 in our letter dated December 3, 2014. Please either revise your disclosure to discuss the Incubart SAS acquisition and its place in your business or help us to understand the basis for your belief expressed in your response that it is not material, addressing relevant quantitative and qualitative factors. In this regard, we note the value of the Incubart SAS assets acquired was more than 10% of the value of your total assets as of September 30, 2014, as well as your statements of page 60 regarding international growth.

Although the Company acknowledges that the value of the Etsy France SAS (f/k/a Incubart SAS) (“ALM”) assets acquired was more than 10% of the value of the Company’s total assets as of September 30, 2014, the Company does not believe that its acquisition of ALM was material to its business or that further disclosure is required.

Quantitative factors

Quantitatively, the Company does not believe that the acquisition of ALM was material to its business.

With respect to the consideration, although the fair value of the consideration for the acquisition was $30.8 million, $5.3 million of the consideration was paid in cash, while the remainder of the consideration was paid via the issuance of 4,879,694 shares of the Company’s Common Stock (the “Equity Consideration”). As of June 30, 2014, the end of the quarter in which the acquisition was completed, the Equity Consideration represented only 2.5% of the Company’s outstanding voting securities, and the cash portion of the consideration represented only 2.4% of the Company’s total assets.

With respect to the key operating and financial metrics disclosed on page 52 as they relate to the three months ended September 30, 2014, ALM’s contribution to the Company’s consolidated key operating and financial metrics was not material. Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, we are supplementally providing the Staff with information regarding such key operating and financial metrics.

When considered together, these metrics support the Company’s belief that the acquisition of ALM was not material to the Company’s business and support the Company’s position that further disclosure of the acquisition is not warranted.

U.S. Securities and Exchange Commission

February 5, 2015

Finally, although the Company is required, under Rule 3-05 of Regulation S-X, to include audited financial statements of ALM in its registration statement, the Company believes that the application of the “income test” in Rule 1-02(w) of Regulation S-X yields anomalous results because the Company’s investment in continued growth resulted in the Company being near break-even in 2013 and the income test compares the absolute values of the income (loss) positions of ALM and the Company.

Qualitative factors

Viewed qualitatively, the Company also does not believe that the acquisition of ALM was material to the Company’s business.

With respect to the statements regarding international growth on page 60, the Company supplementally informs the Staff that the acquisition of ALM was only one component of its international growth efforts and, further, was only one component of its growth efforts in Europe. As stated on page 60 and on page 102, the Company’s strategy is to “to build and deepen local Etsy communities around the world,” and the acquisition of ALM furthers that strategy. ALM operates primarily in France and, to a lesser extent, in Italy, with the vast majority of ALM’s sellers and buyers residing in those countries. The Company viewed the acquisition of ALM as a way to gain a broader presence in continental Europe, to build more robust local markets within continental Europe and to better compete with other market participants in continental Europe.

In addition, none of the employees or officers of ALM are executive officers of the Company, and none of such persons report directly to any of the Company’s executive officers.

Conclusion

For the foregoing reasons, the Company does not believe that the ALM acquisition was material to the Company’s business or that further disclosure regarding the ALM acquisition is required in the registration statement. Furthermore, the Company believes that discussion of ALM in the Business section of the registration statement could lead investors to place undue importance on the ALM business and ALM financial statements in considering their investment decisions.

U.S. Securities and Exchange Commission

February 5, 2015

Index to the Consolidated Financial Statements, page F-1

Etsy, Inc., Page F-2

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ (Deficit) Equity, Page F-7

2.	Please tell us why the amount in the stock expense – acquisitions (unaudited) line item does not agree to the similarly titled line item in the consolidated statements of cash flows.

The Company respectfully advises the Staff that the $1.3 million difference between “stock expense-acquisitions (unaudited)” in the Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ (Deficit) Equity on page F-7 and the corresponding line item, “stock-based compensation expense-acquisitions” within the Consolidated Statements of Cash Flows on page F-8 relates to liability-classified stock-based compensation expense. As described in Note 2—Business Combinations on page F-21, in connection with the Company’s acquisition of Incubart SAS, the Company issued 1,198,995 shares of common stock that are tied to continued employment with the Company and are being accounted for as post-acquisition stock-based compensation expense over the three-year vesting period. These shares were also subject to a put option by the holder that resulted in these awards being recorded as liability-classified stock awards as earned. As of September 30, 2014, the liability of $1.3 million was included in “accrued expenses and other current liabilities” within the Consolidated Balance Sheets on page F-3. The Company will provide updated disclosures in the December 31, 2014 financial statements that will clarify the accounting policy for liability-classified stock-based compensation as well as the amounts recorded for these shares.

* * * * *

U.S. Securities and Exchange Commission

February 5, 2015

Please contact me at (650) 321-2400 or, in my absence, Kenneth R. McVay, at (212) 730-8133, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake
Richard C. Blake Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Chad Dickerson
Kristina Salen
Jordan J. Breslow, Esq.
Etsy, Inc.

Kenneth R. McVay, Esq.
Greg S. Volkmar, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP

David Silverman
PricewaterhouseCoopers LLP